Exhibit 99.11
Unaudited Condensed Financial Statements

Unaudited Condensed Consolidated Interim Financial Statements prepared in compliance with IAS 34, Interim Financial Reporting

Infosys Technologies Limited and subsidiaries

Unaudited Condensed Consolidated Balance Sheet as of

 (In Rs. crore except share data)
	December 31, 2009	March 31, 2009
ASSETS
Current assets
Cash and cash equivalents	9,176	10,993
Available-for-sale financial assets	5,273	–
Trade receivables	3,369	3,672
Unbilled revenue	803	750
Derivative financial instruments	74	–
Prepayments and other assets	545	411
Total current assets	19,240	15,826
Non-current assets
Property, plant and equipment	4,473	4,665
Goodwill	832	692
Intangible assets	69	35
Deferred income tax assets	637	447
Income tax assets	374	274
Other non-current assets	341	262
Total non-current assets	6,726	6,375
Total assets	25,966	22,201
LIABILITIES AND EQUITY
Current liabilities
Trade payables	13	27
Derivative financial instruments	–	114
Current income tax liabilities	720	581
Client deposits	15	5
Unearned revenue	620	331
Employee benefit obligations	141	104
Provisions	75	92
Other current liabilities	1,667	1,471
Total current liabilities	3,251	2,725
Non-current liabilities
Deferred income tax liabilities	39	39
Employee benefit obligations	216	243
Other non-current liabilities	40	–
Total liabilities	3,546	3,007
Equity
Share capital-Rs. 5 par value 600,000,000 equity shares authorized, issued and outstanding 570,701,633 and 572,830,043 as of December 31, 2009 and March 31, 2009, respectively	286	286
Share premium	3,008	2,944
Retained earnings	19,068	15,972
Other components of equity	58	(8)
Total equity attributable to equity holders of the company	22,420	19,194
Total liabilities and equity	25,966	22,201
The accompanying notes form an integral part of the unaudited condensed consolidated interim financial statements

Infosys Technologies Limited and subsidiaries

Unaudited Condensed Consolidated Statement of Comprehensive Income
(In Rs. crore except share data)
	Three months ended December 31,		Nine months ended December 31,
	2009	2008	2009	2008

Revenues	5,741	5,786	16,798	16,058
Cost of sales	3,263	3,267	9,605	9,266
Gross profit	2,478	2,519	7,193	6,792
Operating expenses:
Selling and marketing expenses	314	274	851	835
Administrative expenses	380	407	1,221	1,201
Total operating expenses	694	681	2,072	2,036
Operating profit	1,784	1,838	5,121	4,756
Other income	230	38	738	221
Profit before income taxes	2,014	1,876	5,859	4,977
Income tax expense	455	241	1,240	617
Net profit	1,559	1,635	4,619	4,360
Other comprehensive income
Exchange differences on translating foreign operations	(7)	(53)	66	(32)
Total other comprehensive income	(7)	(53)	66	(32)

Total comprehensive income	1,552	1,582	4,685	4,328

Profit attributable to:
Owners of the company	1,559	1,635	4,619	4,360
Non-controlling interest	–	–	–	–
	1,559	1,635	4,619	4,360
Total comprehensive income attributable to:
Owners of the company	1,552	1,582	4,685	4,328
Non-controlling interest	–	–	–	–
	1,552	1,582	4,685	4,328

Earnings per equity share
Basic (Rs.)	27.33	28.72	81.00	76.56
Diluted (Rs.)	27.30	28.69	80.90	76.42
Weighted average equity shares used in computing earnings per equity share
Basic	570,602,970	569,755,757	570,353,792	569,571,267
Diluted	571,183,310	570,449,069	571,039,216	570,650,033
The accompanying notes form an integral part of the unaudited condensed consolidated interim financial statements

Infosys Technologies Limited and subsidiaries

Unaudited Condensed Consolidated Statement of Changes in Equity

(In Rs. crore except share data)
	Shares	Share capital	Share premium	Retained earnings	Other components of equity	Total equity attributable to equity holders of the company
Balance as of April 1, 2008	571,995,758	286	2,863	12,491	24	15,664
Changes in equity for the nine months ended December 31, 2008
Shares issued	645,745	—	48	—	—	48
Share-based compensation	—	—	5	—	—	5
Dividends (including corporate dividend tax)	—	—	—	(2,494)	—	(2,494)
Total comprehensive income	—	—	—	4,360	(32)	4,328
Balance as of December 31, 2008	572,641,503	286	2,916	14,357	(8)	17,551
Balance as of April 1, 2009	572,830,043	286	2,944	15,972	(8)	19,194
Changes in equity for the nine months ended December 31, 2009
Shares issued	705,190	1	59	—	—	64
Treasury shares*	(2,833,600)	(1)	4	—	—	(1)
Share-based compensation	—	—	1	—	—	1
Reserves on consolidation of trusts	—	—	—	46	—	46
Dividends (including corporate dividend tax)	—	—	—	(1,569)	—	(1,569)
Total comprehensive income	—	—	—	4,619	66	4,685
Balance as of December 31, 2009	570,701,633	286	3,008	19,068	58	22,420
The accompanying notes form an integral part of the unaudited condensed consolidated interim financial statements
*Treasury shares held by controlled trusts consolidated effective July 1, 2009

Infosys Technologies Limited and subsidiaries

Unaudited Condensed Consolidated Statement of Cash Flow

(In Rs. crore)
	Nine months ended December 31,
	2009	2008
Operating activities:
Net profit	4,619	4,360
Adjustments to reconcile net profit to net cash provided by operating activities:
Depreciation and amortization	711	543
Share based compensation	1	5
Income tax expense	1,240	617
Income on investments	(75)	(3)
Changes in working capital
Trade receivables	317	(213)
Prepayments and other assets	(100)	97
Unbilled revenue	(53)	(318)
Trade payables	(14)	(33)
Client deposits	9	18
Unearned revenue	288	141
Other liabilities and provisions	(78)	320
Cash generated from operations	6,865	5,534
Income taxes paid	(1,392)	557
Net cash provided by operating activities	5,473	4,977
Investing activities:
Payment for acquisition of business, net of cash acquired	(169)	(16)
Expenditure on property, plant and equipment, net of sale proceeds	(488)	(1,015)
Loans to employees	7	(10)
Non-current deposits placed with corporations	(57)	(73)
Income on investments	75	3
Investment in certificates of deposit	–	(193)
Investment in available-for-sale financial assets	(8,499)	(258)
Redemption of available-for-sale financial assets	3,226	330
Net cash used in investing activities	(5,905)	(1,232)
Financing activities:
Proceeds from issuance of common stock on exercise of employee stock options	60	48
Payment of dividends (including corporate dividend tax)	(1,569)	(2,494)
Net cash used in financing activities	(1,509)	(2,446)
Effect of exchange rate changes on cash and cash equivalents	74	(46)
Net (decrease)/ increase in cash and cash equivalents	(1,941)	1,299
Cash and cash equivalents at the beginning	10,993	8,235
Opening cash and cash equivalents of controlled trusts	50	–
Cash and cash equivalents at the end	9,176	9,488

Supplementary information:
Restricted cash balance	70	3
The accompanying notes form an integral part of the unaudited condensed consolidated interim financial statements

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

1. Company Overview and Significant Accounting Policies

1.1 Company overview

Infosys Technologies Limited (Infosys or the company) along with its controlled trusts, majority owned and controlled subsidiary, Infosys BPO Limited (Infosys BPO) and wholly owned and controlled subsidiaries, Infosys Technologies (Australia) Pty. Limited (Infosys Australia), Infosys Technologies (China) Co. Limited (Infosys China), Infosys Consulting, Inc. (Infosys Consulting), Infosys Technologies S. DE R.L. de C.V. (Infosys Mexico), Infosys Technologies (Sweden) AB (Infosys Sweden), Infosys Tecnologia DO Brasil LTDA. (Infosys Brasil) and Infosys Public Services, Inc, USA. (Infosys Public Services) is a leading global technology services company. The Infosys group of companies (the Group) provides end-to-end business solutions that leverage technology thereby enabling its clients to enhance business performance. The Group's operations are to provide solutions that span the entire software life cycle encompassing technical consulting, design, development, re-engineering, maintenance, systems integration, package evaluation and implementation, testing and infrastructure management services. In addition, the Group offers software products for the banking industry and business process management services.

The company is a public limited company incorporated and domiciled in India and has its registered office at Bangalore, Karnataka, India. The company has its primary listing on the Bombay Stock Exchange and National Stock Exchange in India. The company’s American Depositary Shares representing equity shares are also listed on NASDAQ Global Select Market.

These condensed consolidated interim financial statements were authorized for issue by the company’s board of directors on January 12, 2010.

1.2 Basis of preparation of financial statements

These condensed consolidated interim financial statements as at and for the three months and nine months ended December 31, 2009, have been prepared in compliance with IAS 34, Interim Financial Reporting, under the historical cost convention on the accrual basis except for certain financial instruments which have been measured at fair values. These financial statements do not include all of the information required for full annual financial statements, and should be read in conjunction with the consolidated financial statements and related notes included in the company's Annual Report on Form 20-F for the fiscal year ended March 31, 2009, presented in U.S. Dollars.

Accounting policies have been applied consistently to all periods presented in these financial statements.

1.3 Basis of consolidation

Infosys consolidates entities which it owns or controls. Control exists when the Group has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that are currently exercisable are also taken into account. Subsidiaries are consolidated from the date control commences until the date control ceases.

The financial statements of the Group companies are consolidated on a line-by-line basis and intra-group balances and transactions including unrealized gain/ loss from such transactions are eliminated upon consolidation. These financial statements are prepared by applying uniform accounting policies in use at the Group. Non-controlling interests which represent part of the net profit or loss and net assets of subsidiaries that are not, directly or indirectly, owned or controlled by the company, are excluded.

1.4 Use of estimates

The preparation of the financial statements in conformity with IFRS requires management to make estimates, judgments and assumptions. These estimates, judgments and assumptions affect the application of accounting policies and the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the period. Application of accounting policies that require critical accounting estimates involving complex and subjective judgments and the use of assumptions in these financial statements have been disclosed in Note 1.5. Accounting estimates could change from period to period. Actual results could differ from those estimates. Appropriate changes in estimates are made as management becomes aware of changes in circumstances surrounding the estimates. Changes in estimates are reflected in the financial statements in the period in which changes are made and, if material, their effects are disclosed in the notes to the unaudited condensed consolidated interim financial statements.

1.5 Critical accounting estimates

Revenue recognition

The company uses the percentage-of-completion method in accounting for its fixed-price contracts. Use of the percentage-of-completion method requires the company to estimate the efforts expended to date as a proportion of the total efforts to be expended. Efforts expended have been used to measure progress towards completion as there is a direct relationship between input and productivity. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the expected contract estimates at the reporting date.

Income taxes

The company's two major tax jurisdictions are India and the U.S., though the company also files tax returns in other foreign jurisdictions. Significant judgments are involved in determining the provision for income taxes including expectation on tax positions which are sustainable on a more likely than not basis.

1.6 Revenue recognition

The company derives revenues primarily from software development and related services, from business process management services and from the licensing of software products. Arrangements with customers for software development and related services and business process management services are either on a fixed-price, fixed-timeframe or on a time-and-material basis.

Revenue on time-and-material contracts are recognized as the related services are performed and revenue from the end of the last billing to the balance sheet date is recognized as unbilled revenues. Revenue from fixed-price, fixed-timeframe contracts is recognized as per the percentage-of-completion method. Efforts expended have been used to measure progress towards completion as there is a direct relationship between input and productivity. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the current contract estimates. Costs and earnings in excess of billings are classified as unbilled revenue while billings in excess of costs and earnings are classified as unearned revenue. Maintenance revenue is recognized ratably over the term of the underlying maintenance arrangement.

In arrangements for software development and related services and maintenance services, the company has applied the guidance in IAS 18, Revenue, by applying the revenue recognition criteria for each separately identifiable component of a single transaction. The arrangements generally meet the criteria for considering software development and related services as separately identifiable components. For allocating the consideration, the company has measured the revenue in respect of each separable component of a transaction at its fair value, in accordance with principles given in IAS 18. The price that is regularly charged for an item when sold separately is the best evidence of its fair value. In cases where the company is unable to establish objective and reliable evidence of fair value for the software development and related services, the company has used a residual method to allocate the arrangement consideration. In these cases the balance consideration after allocating the fair values of undelivered components of a transaction has been allocated to the delivered components for which specific fair values do not exist.

License fee revenues are recognized when the general revenue recognition criteria given in IAS 18 are met. Arrangements to deliver software products generally have three elements: license, implementation and Annual Technical Services (ATS). The company has applied the principles given in IAS 18 to account for revenues from these multiple element arrangements. Objective and reliable evidence of fair value has been established for ATS. Objective and reliable evidence of fair value is the price charged when the element is sold separately. When other services are provided in conjunction with the licensing arrangement and objective and reliable evidence of their fair values have been established, the revenue from such contracts are allocated to each component of the contract in a manner, whereby revenue is deferred for the undelivered services and the residual amounts are recognized as revenue for delivered elements. In the absence of objective and reliable evidence of fair value for implementation, the entire arrangement fee for license and implementation is recognized using percentage-of-completion method as the implementation is performed. Revenue from client training, support and other services arising due to the sale of software products is recognized as the services are performed. ATS revenue is recognized ratably over the period in which the services are rendered.

Advances received for services and products, are reported as client deposits until all conditions for revenue recognition are met.

The company accounts for volume discounts and pricing incentives to customers as a reduction of revenue based on the ratable allocation of the discounts/ incentives amount to each of the underlying revenue transaction that results in progress by the customer towards earning the discount/ incentive. Also, when the level of discount varies with increases in levels of revenue transactions, the company recognizes the liability based on its estimate of the customer's future purchases. If it is probable that the criteria for the discount will not be met, or if the amount thereof cannot be estimated reliably, then discount is not recognized until the payment is probable and the amount can be estimated reliably. The company recognizes changes in the estimated amount of obligations for discounts in the period in which the change occurs. The discounts are passed on to the customer either as direct payments or as a reduction of payments due from the customer.

The company presents revenues net of value-added taxes in its statement of comprehensive income.

1.7 Property, plant and equipment including capital work-in-progress

Property, plant and equipment are stated at cost, less accumulated depreciation and impairments, if any. The direct costs are capitalized until the property, plant and equipment are ready for use, as intended by management. The company depreciates property, plant and equipment over their estimated useful lives using the straight-line method. The estimated useful lives of assets are as follows:

Buildings	15 years
Plant and machinery	5 years
Computer equipment	2-5 years
Furniture and fixtures	5 years
Vehicles	5 years

Depreciation methods, useful lives and residual values are reviewed at each reporting date.

Advances paid towards the acquisition of property, plant and equipment outstanding at each balance sheet date and the cost of assets not put to use before such date are disclosed under "Capital work-in-progress". Subsequent expenditures relating to property, plant and equipment is capitalized only when it is probable that future economic benefits associated with these will flow to the Group and the cost of the item can be measured reliably. Repairs and maintenance costs are recognized in the statement of comprehensive income when incurred. The cost and related accumulated depreciation are eliminated from the financial statements upon sale or disposition of the asset and the resultant gains or losses are recognized in the statement of comprehensive income. Assets to be disposed off are reported at the lower of the carrying value or the fair value less cost to sell.

1.8 Business combinations

Business combinations have been accounted for using the purchase method under the provisions of IFRS 3 (Revised), Business Combinations.

The cost of an acquisition is measured at the fair value of the assets transferred, equity instruments issued and liabilities incurred or assumed at the date of acquisition. The cost of acquisition also includes the fair value of any contingent consideration. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair value on the date of acquisition.

Transaction costs that the Group incurs in connection with a business combination such as finders’ fees, legal fees, due diligence fees, and other professional and consulting fees are expensed as incurred.

1.9 Goodwill

Goodwill represents the cost of business acquisition in excess of the Group's interest in the net fair value of identifiable assets, liabilities and contingent liabilities of the acquiree. When the excess is negative, it is recognized immediately in the statement of comprehensive income.

Goodwill is measured at cost less accumulated impairment losses.

1.10 Intangible assets

Intangible assets are stated at cost less accumulated amortization and impairments. Intangible assets are amortized over their respective individual estimated useful lives on a straight-line basis, from the date that they are available for use. The estimated useful life of an identifiable intangible asset is based on a number of factors including the effects of obsolescence, demand, competition, and other economic factors (such as the stability of the industry, and known technological advances), and the level of maintenance expenditures required to obtain the expected future cash flows from the asset.

Research costs are expensed as incurred. Software product development costs are expensed as incurred unless technical and commercial feasibility of the project is demonstrated, future economic benefits are probable, the company has an intention and ability to complete and use or sell the software and the costs can be measured reliably. Research and development costs and software development costs incurred under contractual arrangements with customers are accounted as cost of sales.

1.11 Financial instruments

Financial instruments of the Group are classified in the following categories: non-derivative financial instruments comprising of loans and receivables, available-for-sale financial assets and trade and other payables; derivative financial instruments under the category of financial assets or financial liabilities at fair value through profit or loss. The classification of financial instruments depends on the purpose for which those were acquired. Management determines the classification of its financial instruments at initial recognition.

a. Non-derivative financial instruments

(i) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are presented as current assets, except for those maturing later than 12 months after the balance sheet date which are presented as non-current assets. Loans and receivables are measured initially at fair value plus transaction costs and subsequently carried at amortized cost using the effective interest method, less any impairment loss. Loans and receivables are represented by trade receivables, unbilled revenue, cash and cash equivalents and certificates of deposit. Cash and cash equivalents comprise cash and bank deposits and deposits with corporations. The company considers all highly liquid investments with a remaining maturity at the date of purchase of three months or less and that are readily convertible to known amounts of cash to be cash equivalents. Certificates of deposit is a negotiable money market instrument for funds deposited at a bank or other eligible financial institution for a specified time period.

(ii) Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated in this category or are not classified in any of the other categories. Available-for-sale financial assets are recognized initially at fair value plus transactions costs. Subsequent to initial recognition these are measured at fair value and changes therein, other than impairment losses and foreign exchange gains and losses on available-for-sale monetary items are recognized directly in other comprehensive income. When an investment is derecognized, the cumulative gain or loss in other comprehensive income is transferred to net profit in the statement of comprehensive income. These are presented as current assets unless management intends to dispose off the assets after 12 months from the balance sheet date.

(iii) Trade and other payables

Trade and other payables are initially recognized at fair value, and subsequently carried at amortized cost using the effective interest method.

b. Derivative financial instruments

Financial assets or financial liabilities, at fair value through profit or loss.

This category has two sub-categories wherein, financial assets or financial liabilities are held for trading or are designated as such upon initial recognition. A financial asset is classified as held for trading if it is acquired principally for the purpose of selling in the short term. Derivatives are categorized as held for trading unless they are designated as hedges.

The company holds derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in foreign exchange rates on trade receivables and forecasted cash flows denominated in certain foreign currencies. The counterparty for these contracts is generally a bank or a financial institution. Although the company believes that these financial instruments constitute hedges from an economic perspective, they do not qualify for hedge accounting under IAS 39, Financial Instruments: Recognition and Measurement. Any derivative that is either not designated a hedge, or is so designated but is ineffective per IAS 39, is categorized as a financial asset, at fair value through profit or loss.

Derivatives are recognized initially at fair value and attributable transaction costs are recognized in the statement of comprehensive income when incurred. Subsequent to initial recognition, derivatives are measured at fair value through profit or loss as exchange gains or losses. Assets/ liabilities in this category are presented as current assets/current liabilities if they are either held for trading or are expected to be realized within 12 months after the balance sheet date.

c. Share capital and treasury shares

Ordinary Shares

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of new ordinary shares and share options are recognized as a deduction from equity, net of any tax effects.

Treasury Shares

When any entity within the Group purchases the company's ordinary shares, the consideration paid including any directly attributable incremental cost is presented as a deduction from total equity, until they are cancelled, sold or reissued. When treasury shares are sold or reissued subsequently, the amount received is recognized as an increase in equity, and the resulting surplus or deficit on the transaction is transferred to/ from retained earnings.

1.12 Impairment

a. Financial assets

The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. A financial asset is considered impaired if objective evidence indicates that one or more events have had a negative effect on the estimated future cash flows of that asset. Individually significant financial assets are tested for impairment on an individual basis. The remaining financial assets are assessed collectively in groups that share similar credit risk characteristics.

(i) Loans and receivables

Impairment loss in respect of loans and receivables measured at amortized cost are calculated as the difference between their carrying amount, and the present value of the estimated future cash flows discounted at the original effective interest rate. Such impairment loss is recognized in net profit in the statement of comprehensive income.

(ii) Available-for-sale financial assets

Significant or prolonged decline in the fair value of the security below its cost and the disappearance of an active trading market for the security are objective evidence that the security is impaired. An impairment loss in respect of an available-for-sale financial asset is calculated by reference to its fair value and is recognized in net profit in the statement of comprehensive income. The cumulative loss that was recognized in other comprehensive income is transferred to net profit in the statement of comprehensive income upon impairment.

b. Non-financial assets

(i) Goodwill

Goodwill is tested for impairment on an annual basis and whenever there is an indication that goodwill may be impaired, relying on a number of factors including operating results, business plans and future cash flows. For the purpose of impairment testing, goodwill acquired in a business combination is allocated to the Group's cash generating units (CGU) expected to benefit from the synergies arising from the business combination. A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or group of assets. Impairment occurs when the carrying amount of a CGU including the goodwill, exceeds the estimated recoverable amount of the CGU. The recoverable amount of a CGU is the higher of its fair value less cost to sell and its value-in-use. Value-in-use is the present value of future cash flows expected to be derived from the CGU.

Total impairment loss of a CGU is allocated first to reduce the carrying amount of goodwill allocated to the CGU and then to the other assets of the CGU pro-rata on the basis of the carrying amount of each asset in the CGU. An impairment loss on goodwill is recognized in the statement of comprehensive income and is not reversed in the subsequent period.

(ii) Intangible assets and property, plant and equipment

Intangible assets and property, plant and equipment are evaluated for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. For the purpose of impairment testing, the recoverable amount (i.e. the higher of the fair value less cost to sell and the value-in-use) is determined on an individual asset basis unless the asset does not generate cash flows that are largely independent of those from other assets. In such cases, the recoverable amount is determined for the CGU to which the asset belongs.

If such assets are considered to be impaired, the impairment to be recognized in net profit in the statement of comprehensive income is measured by the amount by which the carrying value of the assets exceeds the estimated recoverable amount of the asset.

c. Reversal of impairment loss

An impairment loss for financial assets is reversed if the reversal can be related objectively to an event occurring after the impairment loss was recognized. An impairment loss in respect of goodwill is not reversed. In respect of other assets, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. The carrying amount of an asset other than goodwill is increased to its revised recoverable amount, provided that this amount does not exceed the carrying amount that would have been determined (net of any accumulated amortization or depreciation) had no impairment loss been recognized for the asset in prior years. A reversal of impairment loss for an asset other than goodwill and available–for-sale financial assets that are equity securities is recognized in the statement of comprehensive income. For available-for-sale financial assets that are equity securities, the reversal is recognized in other comprehensive income.

1.13 Fair value of financial instruments

In determining the fair value of its financial instruments, the company uses a variety of methods and assumptions that are based on market conditions and risks existing at each reporting date. The methods used to determine fair value include discounted cash flow analysis, available quoted market prices and dealer quotes. All methods of assessing fair value result in general approximation of value, and such value may never actually be realized.

For all other financial instruments the carrying amounts approximate fair value due to the short maturity of those instruments. The fair value of securities, which do not have an active market and where it is not practicable to determine the fair values with sufficient reliability, are carried at cost less impairment.

1.14 Provisions

A provision is recognized if, as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.

a. Post sales client support

The company provides its clients with a fixed-period post sales support for corrections of errors and telephone support on all its fixed-price, fixed-timeframe contracts. Costs associated with such support services are accrued at the time related revenues are recorded and included in cost of sales. The company estimates such costs based on historical experience and estimates are reviewed on a periodic basis for any material changes in assumptions and likelihood of occurrence.

b.Onerous contracts

Provisions for onerous contracts are recognized when the expected benefits to be derived by the Group from a contract are lower than the unavoidable costs of meeting the future obligations under the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract. Before a provision is established the Group recognizes any impairment loss on the assets associated with that contract.

1.15 Foreign currency

Functional currency

The functional currency of Infosys and Infosys BPO is the Indian rupee. The functional currencies for Infosys Australia, Infosys China, Infosys Consulting, Infosys Mexico, Infosys Sweden, Infosys Brasil and Infosys Public Services are the respective local currencies.

Transactions and translations

Foreign-currency denominated monetary assets and liabilities are translated into the relevant functional currency at exchange rates in effect at the balance sheet date. The gains or losses resulting from such translations are included in net profit in the statement of comprehensive income. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at fair value are translated at the exchange rate prevalent at the date when the fair value was determined. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at historical cost are translated at the exchange rate prevalent at the date of transaction.

Transaction gains or losses realized upon settlement of foreign currency transactions are included in determining net profit for the period in which the transaction is settled. Revenue, expense and cash-flow items denominated in foreign currencies are translated into the relevant functional currencies using the exchange rate in effect on the date of the transaction.

The translation of financial statements of the foreign subsidiaries to the functional currency of the Company is performed for assets and liabilities using the exchange rate in effect at the balance sheet date and for revenue, expense and cash-flow items using the average exchange rate for the respective periods. The gains or losses resulting from such translation are included in currency translation reserves under other components of equity. When a subsidiary is disposed off, in part or in full, the relevant amount is transferred to net profit in the statement of comprehensive income.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the exchange rate in effect at the balance sheet date.

1.16 Earnings per share

Basic earnings per share is computed by dividing the net profit attributable to the equity holders of the company by the weighted average number of equity shares outstanding during the period. Diluted earnings per share is computed by dividing the net profit attributable to the equity holders of the company by the weighted average number of equity shares considered for deriving basic earnings per share and also the weighted average number of equity shares that could have been issued upon conversion of all dilutive potential equity shares. The diluted potential equity shares are adjusted for the proceeds receivable had the shares been actually issued at fair value (i.e. the average market value of the outstanding shares). Dilutive potential equity shares are deemed converted as of the beginning of the period, unless issued at a later date. Dilutive potential equity shares are determined independently for each period presented.

The number of shares and potentially dilutive equity shares are adjusted retrospectively for all periods presented for any share splits and bonus shares issues including for changes effected prior to the approval of the financial statements by the Board of Directors.

1.17 Income taxes

Income tax expense comprises current and deferred income tax. Income tax expense is recognized in net profit in the statement of comprehensive income except to the extent that it relates to items recognized directly in equity, in which case it is recognized in other comprehensive income. Current income tax for current and prior periods is recognized at the amount expected to be paid to or recovered from the tax authorities, using the tax rates and tax laws that have been enacted or substantively enacted by the balance sheet date. Deferred income tax assets and liabilities are recognized for all temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements except when the deferred income tax arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and affects neither accounting nor taxable profit or loss at the time of the transaction. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Deferred income tax assets and liabilities are measured using tax rates and tax laws that have been enacted or substantively enacted by the balance sheet date and are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of changes in tax rates on deferred income tax assets and liabilities is recognized as income or expense in the period that includes the enactment or the substantive enactment date. A deferred income tax asset is recognized to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences and tax losses can be utilized. Deferred income taxes are not provided on the undistributed earnings of subsidiaries and branches where it is expected that the earnings of the subsidiary or branch will not be distributed in the foreseeable future. The income tax provision for the interim period is made based on the best estimate of the annual average tax rate expected to be applicable for the full fiscal year. The company offsets current tax assets and current tax liabilities, where it has a legally enforceable right to set off the recognized amounts and where it intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously. Tax benefits of deductions earned on exercise of employee share options in excess of compensation charged to income are credited to share premium.

1.18 Employee benefits

1.18.1 Gratuity

In accordance with the Payment of Gratuity Act, 1972, Infosys provides for gratuity, a defined benefit retirement plan (the Gratuity Plan) covering eligible employees. The Gratuity Plan provides a lump-sum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employee's salary and the tenure of employment.

Liabilities with regard to the Gratuity Plan are determined by actuarial valuation at each balance sheet date using the projected unit credit method. The company fully contributes all ascertained liabilities to the Infosys Technologies Limited Employees' Gratuity Fund Trust (the Trust). In case of Infosys BPO, contributions are made to the Infosys BPO's Employees' Gratuity Fund Trust. Trustees administer contributions made to the Trusts and contributions are invested in specific designated instruments as permitted by law and investments are also made in mutual funds that invest in the specific designated instruments.

The Group recognizes the net obligation of a defined benefit plan in its balance sheet as an asset or liability, respectively in accordance with IAS 19, Employee benefits. The discount rate is based on the Government securities yield. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to the statement of comprehensive income in the period in which they arise. When the computation results in a benefit to the Group, the recognized asset is limited to the net total of any unrecognized past service costs and the present value of any future refunds from the plan or reductions in future contributions to the plan.

1.18.2 Superannuation

Certain employees of Infosys are also participants in a defined contribution plan. Until March 2005, the company made monthly contributions under the superannuation plan (the Plan) to the Infosys Technologies Limited Employees' Superannuation Fund Trust (Infosys Superannuation Trust) based on a specified percentage of each covered employee's salary. The company has no further obligations to the Plan beyond its monthly contributions. Effective April 1, 2005, a portion of the monthly contribution amount is being paid directly to the employees as an allowance and the balance amount is contributed to the Infosys Superannuation Trust.

Certain employees of Infosys BPO are also eligible for superannuation benefit. Infosys BPO has no further obligations to the superannuation plan beyond its monthly contribution which are periodically contributed to a trust fund, the corpus of which is invested with the Life Insurance Corporation of India.

Certain employees of Infosys Australia are also eligible for superannuation benefit. Infosys Australia has no further obligations to the superannuation plan beyond its monthly contribution.

1.18.3 Provident fund

Eligible employees of Infosys receive benefits from a provident fund, which is a defined benefit plan. Both the employee and the company make monthly contributions to the provident fund plan equal to a specified percentage of the covered employee's salary. The company contributes a part of the contributions to the Infosys Technologies Limited Employees' Provident Fund Trust. The remaining portion is contributed to the government administered pension fund. The rate at which the annual interest is payable to the beneficiaries by the trust is being administered by the government. The company has an obligation to make good the shortfall, if any, between the return from the investments of the Trust and the notified interest rate.

In respect of Infosys BPO, eligible employees receive benefits from a provident fund, which is a defined contribution plan. Both the employee and Infosys BPO make monthly contributions to this provident fund plan equal to a specified percentage of the covered employee's salary. Amounts collected under the provident fund plan are deposited in a government administered provident fund. The company has no further obligation to the plan beyond its monthly contributions.

1.18.4 Compensated absences

The Group has a policy on compensated absences which are both accumulating and non-accumulating in nature. The expected cost of accumulating compensated absences is measured based on the additional amount expected to be paid/availed as a result of the unused entitlement that has accumulated at the balance sheet date. Expense on non-accumulating compensated absences is recognized in the period in which the absences occur.

1.19 Share-based compensation

The Group recognizes compensation expense relating to share-based payments in net profit using a fair-value measurement method in accordance with IFRS 2, Share-Based Payment. Under the fair value method, the estimated fair value of awards is charged to income on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was in-substance, multiple awards. The Group includes a forfeiture estimate in the amount of compensation expense being recognized.

The fair value of each option is estimated on the date of grant using the Black-Scholes-Merton valuation model. The expected term of an option is estimated based on the vesting term and contractual term of the option, as well as expected exercise behaviour of the employee who receives the option. Expected volatility during the expected term of the option is based on historical volatility, during a period equivalent to the expected term of the option, of the observed market prices of the company's publicly traded equity shares.

Expected dividends during the expected term of the option are based on recent dividend activity. Risk-free interest rates are based on the government securities yield in effect at the time of the grant over the expected term.

1.20 Dividends

Final dividends on shares are recorded as a liability on the date of approval by the shareholders and interim dividends are recorded as a liability on the date of declaration by the company's board of directors.

1.21 Operating profit

Operating profit for the Group is computed considering the revenues, net of cost of sales, selling and marketing expenses and administrative expenses.

1.22 Interest income

Interest income is recognized using the effective interest method.

1.23 Dividend income

Dividend income is recognized when the right to receive payment is established.

1.24 Recent accounting pronouncements

1.24.1 Standards early adopted by the company

1.
IFRS 8, Operating Segments is applicable for annual periods beginning on or after January 1, 2009. This standard was early adopted by the company as at April 1, 2007. IFRS 8 replaces IAS 14, Segment Reporting. The new standard requires a 'management approach', under which segment information is presented on the same basis as that used for internal reporting provided to the chief operating decision maker. The application of this standard did not result in any change in the number of reportable segments. Allocation of goodwill was not required under Previous GAAP and hence goodwill has been allocated in accordance to the requirements of this Standard.

2.
IFRS 3 (Revised), Business Combinations, as amended, is applicable for annual periods beginning on or after July 1, 2009. This standard was early adopted by the company as at April 1, 2009. Business Combinations consummated after April 1, 2009 will be impacted by this standard. IFRS 3 (Revised) primarily requires the acquisition-related costs to be recognized as period expenses in accordance with the relevant IFRS. Costs incurred to issue debt or equity securities are required to be recognized in accordance with IAS 39. Consideration, after this amendment, will include fair values of all interests previously held by the acquirer. Re-measurement of such interests to fair value would be carried out through net profit in the statement of comprehensive income. Contingent consideration is required to be recognized at fair value even if not deemed probable of payment at the date of acquisition.

IFRS 3 (Revised) provides an explicit option on a transaction-by-transaction basis, to measure any Non-controlling interest (NCI) in the entity acquired at fair value of their proportion of identifiable assets and liabilities or at full fair value. The first method will result in a marginal difference in the measurement of goodwill from the existing IFRS 3; however the second approach will require recording goodwill on NCI as well as on the acquired controlling interest. Upon consummating a business transaction in future the company is likely to adopt the first method for measuring NCI.

3.
IAS 27, as amended, is applicable for annual periods beginning on or after July 1, 2009. This standard was early adopted by the company as at April 1, 2009. It requires a mandatory adoption of economic entity model which treats all providers of equity capital as shareholders of the entity. Consequently, a partial disposal of interest in a subsidiary in which the parent company retains control does not result in a gain or loss but in an increase or decrease in equity. Additionally purchase of some or all of the NCI is treated as treasury transaction and accounted for in equity and a partial disposal of interest in a subsidiary in which the parent company loses control triggers recognition of gain or loss on the entire interest. A gain or loss is recognized on the portion that has been disposed off and a further holding gain is recognized on the interest retained, being the difference between the fair value and carrying value of the interest retained. This Standard requires an entity to attribute their share of net profit and reserves to the NCI even if this results in the NCI having a deficit balance.

1.24.2 Recently adopted accounting pronouncements

1.
IAS 1, Presentation of Financial Statements is applicable for annual periods beginning on or after January 1, 2009. This Standard was adopted by the company as at April 1, 2009. Consequent to the adoption of the standard, title for cash flows has been changed to ‘Statement of Cash Flow’. Further, the company has included in its complete set of financial statements, a single ‘Statement of Comprehensive Income’.

2.
IFRIC Interpretation 18, Transfers of Assets from Customers defines the treatment for property, plant and equipment transferred by customers to companies or for cash received to be invested in property, plant and equipment that must be used either to connect the customer to a network or to provide the customer with ongoing access to a supply of goods or services, or to do both.

The item of property, plant and equipment is to be initially recognised by the company at fair value with a corresponding credit to revenue. If an ongoing service is identified as a part of the agreement, the period over which revenue shall be recognised for that service would be determined by the terms of the agreement with the customer. If the period is not clearly defined, then revenue should be recognized over a period no longer than the useful life of the transferred asset used to provide the ongoing service. This interpretation is applicable prospectively to transfers of assets from customers received on or after July 1, 2009. The company has adopted this interpretation prospectively for all assets transferred after July 1, 2009. There has been no material impact on the company as a result of the adoption of this interpretation.

2  Notes to the unaudited condensed consolidated interim financial statements

2.1 Cash and cash equivalents

Cash and cash equivalents consist of the following:

(In Rs. crore)
	As of
	December 31, 2009	March 31, 2009
Cash and bank deposits	7,625	9,695
Deposits with corporations	1,551	1,298
	9,176	10,993

Cash and cash equivalents as of December 31, 2009 include restricted cash balance of Rs. 70 crore. The restricted cash balance as of March 31, 2009 was Rs. 2 crore. The restrictions are primarily on account of cash balances held by irrevocable trusts controlled by the company and unclaimed dividends.

The deposits maintained by the Group with corporations comprise of time deposits, which can be withdrawn by the Group at any point without prior notice or penalty on the principal.

The table below provides details of cash and cash equivalents:
(In Rs. crore)
	As of
	December 31, 2009	March 31, 2009
Current Accounts
ABN Amro Bank, China	20	6
ABN Amro Bank, China (U.S. dollar account)	25	14
ABN Amro Bank, Taiwan	1	1
Bank of America, Mexico	25	2
Bank of America, USA	192	587
Banamex , Mexico	1	–
China Merchants Bank, China	1	–
Citibank NA, Australia	23	33
Citibank NA, Brazil	6	–
Citibank NA, Czech Republic	1	–
Citibank NA, Czech Republic (Euro account)	1	3
Citibank NA, Czech Republic (U.S. dollar account)	2	4
Citibank NA, New Zealand	1	–
Citibank NA, Japan	2	2
Citibank NA, Singapore	2	7
Citibank NA, Thailand	1	1
Citibank-Unclaimed dividend account	1	1
Deustche Bank	19	13
Deutsche Bank, Belgium	2	6
Deutsche Bank, France	1	1
Deutsche Bank, Germany	3	5
Deutsche Bank, Moscow (U.S. dollar account)	1	–
Deutsche Bank, Netherlands	5	1
Deustche Bank, Philiphines	1	1
Deustche Bank, Philiphines (U.S. dollar account)	5	1
Deustche Bank, Poland (Euro account)	1	–
Deutsche Bank, Spain	1	1
Deutsche Bank, Switzerland	3	–
Deustche Bank, Thailand	2	2
Deustche Bank, Thailand (U.S. dollar account)	1	–
Deutsche Bank, UK	35	58
Deustche Bank-EEFC account in Euro	5	27
Deustche Bank-EEFC account in Swiss Franc	–	3
Deustche Bank-EEFC account in U.S. Dollar	9	12
HSBC Bank, UK	2	8
HDFC Bank-Unclaimed dividend account	1	–
ICICI Bank	48	18
ICICI Bank, UK	1	–
ICICI Bank-EEFC account in Euro	1	1
ICICI Bank-EEFC account in United Kingdom Pound Sterling	2	6
ICICI Bank-EEFC account in U.S. Dollar	30	42
ICICI bank-Unclaimed dividend account	1	1
National Australia Bank Limited, Australia	22	30
National Australia Bank Limited, Australia (U.S. dollar account)	7	7
Nordbanken, Sweden	2	–
Royal Bank of Canada, Canada	6	6
The Bank of Tokyo-Mitsubishi UFJ,Ltd.,Japan	1	1
Wachovia Bank, USA	9	–
	532	912
Deposit Accounts
Andhra Bank	91	80
Allahabad Bank	100	–
Bank of Baroda	849	829
Bank of Maharashtra	500	537
Barclays Bank	210	140
Canara Bank	890	794
Central Bank of India	100	–
Corporation Bank	120	343
DBS Bank	49	25
HSBC Bank	–	283
ICICI Bank	1,015	560
IDBI Bank	537	550
ING Vysya Bank	25	53
Indian Oveseas Bank	208	–
Oriental Bank of Commerce	95	–
Punjab National Bank	377	480
Standard Chartered Bank	–	38
State Bank of Hyderabad	258	200
State Bank of India	157	2,109
State Bank of Mysore	496	500
Syndicate Bank	498	500
The Bank of Nova Scotia	–	350
Union Bank of India	93	85
Vijaya Bank	95	95
Citibank N.A., Czech Republic	17	4
Deustche Bank, Poland	13	–
National Australia Bank Limited, Australia	300	228
	7,093	8,783
Deposits with corporations
HDFC Limited, India	1,547	1,298
Sundaram BNP Paribus Home Finance Limited	4	–
	1,551	1,298
Total	9,176	10,993

2.2 Business combinations

On April 1, 2008, Infosys Australia acquired 100% of the equity shares of Mainstream Software Pty Limited (MSPL) for a cash consideration of Rs. 13 crore. In connection with this acquisition, intellectual property rights amounting to Rs. 13 crore were recorded. Considering the economic benefits expected to be obtained from the intellectual property rights, this amount has been fully amortised during the previous year.

On December 4, 2009, Infosys BPO acquired 100% of the voting interests in McCamish Systems LLC (McCamish), a business process solutions provider based in Atlanta, Georgia, in the United States. The business acquisition was conducted by entering into Membership Interest Purchase Agreement for a cash consideration of Rs.171 crore and a contingent consideration of upto Rs. 93 crore. The fair value of contingent consideration on the date of acquisition is Rs. 40 crore.

This business acquisition will enable Infosys BPO to drive growth to the platform based services in the insurance and financial services industry and will also enable McCamish service larger portfolios of transactions for clients and expand into global markets. Consequently, the excess of the purchase consideration paid over the fair value of assets acquired has been attributed towards goodwill.

The purchase price has been allocated based on Management’s estimates and independent appraisal of fair values as follows:

(In Rs. crore)
Component	Acquiree’s carrying amount	Fair value adjustments	Purchase price allocated
Property, plant and equipment	5	–	5
Net current assets	9	–	9
Intangible assets-Customer contracts and relationships	–	48	48
Intangible assets-Computer software platform	–	13	13
	14	61	75
Goodwill			136
Total purchase price			211

The amount of trade receivables acquired from the above business acquisition was Rs. 16 crore. Based on the past experience, management expects the entire amount to be collected.

The identified intangible customer contracts and relationships are being amortized over a period of nine years whereas the identified intangible computer software platform is being amortized over a period of four months, being management's estimate of the useful life of the assets.

The acquisition date fair value of each major class of consideration as at the acquisition date is as follows:
(In Rs. crore)
Particulars	Consideration settled
Fair value of total consideration
Cash paid	159
Liabilities settled in cash	12
Contingent consideration	40
Total	211

The payment of contingent consideration is dependent upon the achievement of certain revenue targets and net margin targets by McCamish over a period of 4 years ending March 31, 2014. Further, contingent to McCamish signing any deal with a customer with total revenues of USD 100 million or more, the aforesaid period will be extended by 2 years. The total contingent consideration can range between Rs. 67 crore and Rs. 93 crore.

Contingent consideration is fair valued by discounting the estimated amount payable to the previous owners of McCamish on achievement of certain financial targets. The key inputs used for the fair valuation are the discount rate of 13.9% and the probabilities of achievement of the net margin and the revenue targets ranging from 50% to 100%.

The acquisition costs amounting to Rs. 3 crore have been included under cost of sales in the statement of comprehensive income.

Following is a summary of changes in the carrying amount of goodwill:

(In Rs. Crore)
	As of
	December 31, 2009	March 31, 2009
Carrying value at the beginning	692	695
Goodwill recognized on acquisition	136	–
Translation differences	4	(3)
Carrying value at the end	832	692

2.3 Income taxes

Income tax expense in the statement of comprehensive income comprises:
(In Rs. crore)
	Nine months ended December 31,
	2009	2008
Current taxes
Domestic taxes	1,197	528
Foreign taxes	228	231
	1,425	759
Deferred taxes
Domestic taxes	(165)	(136)
Foreign taxes	(20)	(6)
	(185)	(142)
Income tax expense	1,240	617

Entire deferred income tax for the three months and nine months ended December 31, 2009 and December 31, 2008 relates to origination and reversal of temporary differences. No amounts have been directly recognized in equity during the three months and nine months ended December 31, 2009 and December 31, 2008.

The foreign tax expense is due to income taxes payable overseas, principally in the United States of America. The company benefits from certain significant tax incentives provided to software firms under Indian tax laws. These incentives include those for facilities set up under the Special Economic Zones Act, 2005 and software development facilities designated as "Software Technology Parks" (the STP Tax Holiday). The STP Tax Holiday is available for ten consecutive years, beginning from the financial year when the unit started producing computer software or April 1, 1999, whichever is earlier. The Indian Government through the Finance Act, 2009 has extended the tax holiday for the STP units until March 31, 2011. Most of our STP units have already completed the tax holiday period and for the remaining STP units the tax holiday will expire by the end of fiscal 2011. Under the Special Economic Zones Act, 2005 scheme, units in designated special economic zones which begin providing services on or after April 1, 2005 are eligible for a deduction of 100 percent of profits or gains derived from the export of services for the first five years from commencement of provision of services and 50 percent of such profits or gains for a further five years. Certain tax benefits are also available for a further period of five years subject to the unit meeting defined conditions.

Infosys is subject to a 15% Branch Profit Tax (BPT) in the U.S. to the extent its U.S. branch's net profit during the year is greater than the increase in the net assets of the U.S. branch during the fiscal year, computed in accordance with the Internal Revenue Code. As at March 31, 2009, Infosys' U.S. branch net assets amounted to approximately Rs. 2,440 crore. As of December 31, 2009, the company had not triggered the BPT. The company has recorded a deferred tax liability on its net assets in the United States, to the extent it intends to distribute its branch profits in the foreseeable future.

Deferred income tax liabilities have not been recognized on temporary differences associated with investments in subsidiaries and branches as it is probable that the temporary differences will not reverse in the foreseeable future.

The tax effects of significant temporary differences that resulted in deferred income tax assets and liabilities are as follows:

(In Rs. crore)
	As of
	December 31, 2009	March 31, 2009
Deferred income tax assets
Property, plant and equipment	198	129
Minimum alternate tax credit carry-forwards	314	284
Deductible temporary difference on computer software	21	–
Trade receivables	36	8
Compensated absences	46	10
Others	22	16
Total deferred income tax assets	637	447
Deferred income tax liabilities
Intangible asset	2	2
Temporary difference related to branch profits	37	37
Total deferred income tax liabilities	39	39
Deferred income tax assets	598	408

In assessing the realizability of deferred income tax assets, management considers whether some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. Management considers the scheduled reversals of deferred income tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred income tax assets are deductible, management believes that the company will realize the benefits of those deductible differences. The amount of the deferred income tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced.

Pursuant to the enacted changes in the Indian Income Tax Laws effective April 1, 2007, a Minimum Alternate Tax (MAT) has been extended to income in respect of which a deduction may be claimed under sections 10A and 10AA of the Income Tax Act; consequently the company has calculated its tax liability for current domestic taxes after considering MAT. The excess tax paid under MAT provisions being over and above regular tax liability can be carried forward and set off against future tax liabilities computed under regular tax provisions. The company was required to pay MAT, and, accordingly, a deferred income tax asset of Rs. 314 crore and Rs. 284 crore has been recognized on the balance sheet as of December 31, 2009 and March 31, 2009, respectively, which can be carried forward for a period of ten years from the year of recognition.

2.4 Earnings per share

The following is a reconciliation of the equity shares used in the computation of basic and diluted earnings per equity share:

	Nine months ended December 31,
	2009	2008
Basic earnings per equity share - weighted average number of equity shares outstanding	570,353,792	569,571,267
Effect of dilutive common equivalent shares - share options outstanding	685,424	1,078,766
Diluted earnings per equity share - weighted average number of equity shares and common equivalent shares outstanding	571,039,216	570,650,033

2.5 Segment reporting

IFRS 8 establishes standards for the way that public business enterprises report information about operating segments and related disclosures about products and services, geographic areas, and major customers. The company's operations predominantly relate to providing IT solutions, delivered to customers located globally, across various industry segments. The Chief Operating Decision Maker evaluates the company's performance and allocates resources based on an analysis of various performance indicators by industry classes and geographic segmentation of customers. Accordingly, segment information has been presented both along industry classes and geographic segmentation of customers. The accounting principles used in the preparation of the financial statements are consistently applied to record revenue and expenditure in individual segments, and are as set out in the significant accounting policies.

Industry segments for the company are primarily financial services comprising enterprises providing banking, finance and insurance services, manufacturing enterprises, enterprises in the telecommunications (telecom) and retail industries, and others such as utilities, transportation and logistics companies. Geographic segmentation is based on business sourced from that geographic region and delivered from both on-site and off-shore. North America comprises the United States of America, Canada and Mexico, Europe includes continental Europe (both the east and the west), Ireland and the United Kingdom, and the Rest of the World comprising all other places except those mentioned above and India.

Revenue and identifiable operating expenses in relation to segments are categorized based on items that are individually identifiable to that segment. Allocated expenses of segments include expenses incurred for rendering services from the company's offshore software development centers and on-site expenses, which are categorized in relation to the associated turnover of the segment. Certain expenses such as depreciation, which form a significant component of total expenses, are not specifically allocable to specific segments as the underlying assets are used interchangeably. Management believes that it is not practical to provide segment disclosures relating to those costs and expenses, and accordingly these expenses are separately disclosed as "unallocated" and adjusted against the total income of the company.

Fixed assets used in the company's business are not identified to any of the reportable segments, as these are used interchangeably between segments. Management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

Geographical information on revenue and industry revenue information is collated based on individual customers invoiced or in relation to which the revenue is otherwise recognized.

2.5.1 Industry segments
(In Rs. Crore)
Nine months ended December 31, 2009	Financial services	Manufacturing	Telecom	Retail	Others	Total
Revenues	5,663	3,307	2,752	2,264	2,812	16,798
Identifiable operating expenses	2,252	1,476	949	921	1,104	6,702
Allocated expenses	1,434	838	698	573	713	4,256
Segment profit	1,977	993	1,105	770	995	5,840
Unallocable expenses						719
Operating profit						5,121
Other income						738
Profit before income taxes						5,859
Income tax expense						1,240
Net profit						4,619
Depreciation and amortization						711
Non-cash expenses other than depreciation and amortization						1

Nine months ended December 31, 2008	Financial services	Manufacturing	Telecom	Retail	Others	Total
Revenues	5,500	3,118	2,962	1,969	2,509	16,058
Identifiable operating expenses	2,283	1,330	1,072	826	1,009	6,520
Allocated expenses	1,449	822	783	519	661	4,234
Segment profit	1,768	966	1,107	624	839	5,304
Unallocable expenses						548
Operating profit						4,756
Other Income						221
Profit before income taxes						4,977
Income tax expense						617
Net profit						4,360
Depreciation and amortization						543
Non-cash expenses other than depreciation and amortization						5

2.5.2  Geographic segments
(In Rs . Crore)
Nine months ended December 31, 2009	North America	Europe	India	Rest of the World	Total
Revenues	11,043	3,902	185	1,668	16,798
Identifiable operating expenses	4,410	1,577	57	658	6,702
Allocated expenses	2,797	990	47	422	4,256
Segment profit	3,836	1,335	81	588	5,840
Unallocable expenses					719
Operating profit					5,121
Other Income					738
Profit before income taxes					5,859
Income tax expense					1,240
Net profit					4,619
Depreciation and amortization					711
Non-cash expenses other than depreciation and amortization					1

Nine months ended December 31, 2008	North America	Europe	India	Rest of the World	Total
Revenues	10,098	4,333	196	1,431	16,058
Identifiable operating expenses	4,232	1,721	44	523	6,520
Allocated expenses	2,659	1,144	53	378	4,234
Segment profit	3,207	1,468	99	530	5,304
Unallocable expenses					548
Operating profit					4,756
Other Income					221
Profit before income taxes					4,977
Income tax expense					617
Net profit					4,360
Depreciation and amortization					543
Non-cash expenses other than depreciation and amortization					5

2.5.3 Significant clients

No client individually accounted for more than 10% of the revenues in the three months and nine months ended December 31, 2009 and December 31, 2008.

2.6 Litigation

The company is subject to legal proceedings and claims which have arisen in the ordinary course of its business. The company’s management does not reasonably expect that legal actions, when ultimately concluded and determined, will have a material and adverse effect on the results of operations or the financial position of the company.

2.7 Tax contingencies

The company has received demands from the Indian taxation authorities for payment of additional tax of Rs. 315 crore including interest of Rs. 57 crore, upon completion of their tax review for fiscal 2004, fiscal 2005 and fiscal 2006. The demands for fiscal 2004, fiscal 2005 and fiscal 2006 were received during fiscal 2007, fiscal 2009 and fiscal 2010, respectively. The tax demands are mainly on account of disallowance of a portion of the deduction claimed by the company under Section 10A of the Income tax Act. The deductible amount is determined by the ratio of export turnover to total turnover. The disallowance arose from certain expenses incurred in foreign currency being reduced from export turnover but not reduced from total turnover.

The company is contesting the demands and management and its tax advisors believe that its position will likely be upheld in the appellate process. No additional provision has been accrued in the financial statements for the tax demands raised. Management believes that the ultimate outcome of this proceeding will not have a material adverse effect on the company's financial position and results of operations. The Commissioner of Income tax (Appeals) has given the order in favor of the company for fiscal 2004. The tax demand with regard to fiscal 2005 is pending before the Commissioner of Income tax (Appeals), Bangalore whereas with regard to the tax demand for fiscal 2006, the company is in the process of filing the appeal before Commissioner of Income tax (Appeals), Bangalore.

2.8	Commitments for the purchase of property, plant and equipment

The contractual commitments for capital expenditure were Rs. 266 crore and Rs. 372 crore as of December 31, 2009 and March 31, 2009, respectively.

2.9 Related party transactions

List of subsidiaries:

		Holding as at
Particulars	Country	December 31, 2009	March 31, 2009
Infosys BPO	India	99.98%	99.98%
Infosys Australia	Australia	100%	100%
Infosys China	China	100%	100%
Infosys Consulting	USA	100%	100%
Infosys Mexico	Mexico	100%	100%
Infosys BPO s. r. o *	Czech Republic	99.98%	99.98%
Infosys BPO (Poland) Sp.Z.o.o *	Poland	99.98%	99.98%
Infosys BPO (Thailand) Limited *	Thailand	99.98%	99.98%
Mainstream Software Pty. Ltd **	Australia	100%	100%
Infosys Sweden ***	Sweden	100%	–
Infosys Brasil ****	Brazil	100%	–
Infosys Consulting India Limited*****	India	100%	–
Infosys Public Services, Inc. #	USA	100%	–
McCamish Systems LLC (Refer Note 2.2)	USA	99.98%	–

*	Infosys BPO s.r.o, Infosys BPO (Poland) Sp Z.o.o, Infosys BPO (Thailand) Limited and McCamish Systems LLC are wholly-owned subsidiaries of Infosys BPO.
**	Mainstream Software Pty. Ltd, is a wholly owned subsidiary of Infosys Australia.
***	During the year ended March 31, 2009, the Company incorporated wholly-owned subsidiary, Infosys Technologies (Sweden) AB, which was capitalized on July 8, 2009.
****	On August 7, 2009 the Company incorporated wholly-owned subsidiary, Infosys Tecnologia DO Brasil LTDA.
*****	On August 19, 2009 Infosys Consulting incorporated wholly-owned subsidiary, Infosys Consulting India Limited.
#	On October 9, 2009 the Company incorporated wholly-owned subsidiary, Infosys Public Services, Inc, USA.

Infosys has provided guarantee for performance of certain contracts entered into by Infosys BPO.

List of other related parties:

Particulars	Country	Nature of relationship
Infosys Technologies Limited Employees' Gratuity Fund Trust	India	Post-employment benefit plans of Infosys
Infosys Technologies Limited Employees' Provident Fund Trust	India	Post-employment benefit plans of Infosys
Infosys Technologies Limited Employees' Superannuation Fund Trust	India	Post-employment benefit plans of Infosys
Infosys BPO Limited Employees’ Superannuation Fund Trust	India	Post-employment benefit plan of Infosys BPO
Infosys BPO Limited Employees’ Gratuity Fund Trust	India	Post-employment benefit plan of Infosys BPO
Infosys Technologies Limited Employees’ Welfare Trust	India	Employee Welfare Trust of Infosys
Infosys Science Foundation	India	Controlled trust

Transactions with key management personnel

The table below describes the compensation to key management personnel which comprise directors and members of the executive council:
(In Rs. Crore)
	Nine months ended December 31,
	2009	2008
Salaries and other short-term employee benefits	25	24

2.10 Property, plant and equipment

Property, plant and equipment consist of the following as of December 31, 2009:
(In crore)
	Gross carrying value	Accumulated depreciation	Carrying value
Land	326	–	326
Buildings	3,203	(692)	2,511
Plant and machinery	1,357	(713)	644
Computer equipment	1,355	(1,141)	214
Furniture and fixtures	863	(512)	351
Vehicles	5	(2)	3
Capital work-in-progress	424	–	424
	7,533	(3,060)	4,473

Property, plant and equipment consist of the following as of March 31, 2009:
(In crore)
	Gross carrying value	Accumulated depreciation	Carrying value
Land	285	–	285
Buildings	2,913	(535)	2,378
Plant and machinery	1,183	(521)	662
Computer equipment	1,233	(960)	273
Furniture and fixtures	774	(387)	387
Vehicles	4	(1)	3
Capital work-in-progress	677	–	677
	7,069	(2,404)	4,665

Following are the changes in the carrying value of property, plant and equipment for the nine months ended December 31, 2009:
(In crore)
	Land	Buildings	Plant and machinery	Computer equipment	Furniture and fixtures	Vehicles	Capital work-in-progress	Total
Carrying value as at April 1, 2009	285	2,378	662	273	387	3	677	4,665
Additions/(deletions)	41	290	178	147	89	1	(253)	493
Depreciation	–	(157)	(196)	(206)	(125)	(1)	–	(685)
Carrying value as at December 31, 2009	326	2,511	644	214	351	3	424	4,473

Following are the changes in the carrying value of property, plant and equipment for the nine months ended December 31, 2008:
(In crore)
	Land	Buildings	Plant and machinery	Computer equipment	Furniture and fixtures	Vehicles	Capital work-in-progress	Total
Carrying value as at April 1, 2008	230	1,580	453	228	270	3	1,324	4,088
Additions	43	682	283	231	180	1	(405)	1,015
Depreciation	–	(111)	(128)	(198)	(96)	–	–	(533)
Carrying value as at December 31, 2008	273	2,151	608	261	354	4	919	4,570

2.11 Break up of expenses

Cost of sales
(In Rs. Crore)
	Three months ended December 31,		Nine months ended December 31,
	2009	2008	2009	2008
Employee benefit costs	2,647	2,672	7,824	7,477
Depreciation and amortization	253	191	711	543
Travelling costs	136	153	365	488
Cost of software packages	112	76	293	249
Cost of technical sub-contractors	82	101	236	299
Consumables	6	4	18	17
Provision for post-sales client support	(26)	17	(10)	20
Operating lease payments	18	16	56	54
Communication costs	19	21	65	68
Repairs and maintenance	5	6	18	20
Other expenses	11	10	29	31
Total	3,263	3,267	9,605	9,266

Selling and marketing expenses
(In Rs. Crore)
	Three months ended December 31		Nine months ended December 31,
	2009	2008	2009	2008
Employee benefit costs	242	212	670	601
Travelling costs	31	27	73	97
Branding and marketing	15	18	52	75
Commission	7	4	13	16
Operating lease payments	4	4	11	12
Communication costs	5	5	12	13
Consultancy and professional charges	9	4	18	18
Printing and Stationery	–	–	1	1
Other expenses	1	–	1	2
Total	314	274	851	835

Administrative expenses
(In Rs. Crore)
	Three months ended December 31		Nine months ended December 31,
	2009	2008	2009	2008
Employee benefit costs	140	121	397	331
Consultancy and professional charges	57	59	181	183
Office maintenance	40	41	126	120
Repairs and maintenance	17	18	48	43
Power and fuel	34	38	108	113
Communication costs	29	44	96	122
Commission	2	2	5	4
Travelling costs	30	31	71	98
Allowance for impairment of trade receivables	(22)	10	26	56
Rates and taxes	6	6	22	23
Insurance charges	7	7	23	20
Operating lease payments	9	8	28	20
Postage and courier	3	3	9	9
Printing and stationery	2	3	8	10
Branding & Marketing	1	1	2	4
Other expenses	25	15	71	45
Total	380	407	1,221	1,201

REVIEW REPORT TO THE BOARD OF DIRECTORS OF INFOSYS TECHNOLOGIES LIMITED

We have reviewed the accompanying condensed consolidated balance sheet of Infosys Technologies Limited (“the Company”) and subsidiaries as of December 31, 2009, the related condensed consolidated statement of comprehensive income for the three months and nine months ended December 31, 2009, and the related condensed consolidated statements of changes in equity and cash flows for the nine months ended December 31, 2009. These condensed consolidated interim financial statements have been approved by the Board of Directors of the Company and are the responsibility of the Company’s management. Our responsibility is to issue a report on these condensed consolidated interim financial statements based on our review.

We conducted our review in accordance with the Standard on Review Engagements (SRE) 2400, “Engagements to Review Financial Statements” issued by the Institute of Chartered Accountants of India. This Standard requires that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Based on our review, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated interim financial statements are not presented fairly, in all material respects in accordance with International Accounting Standard (IAS) 34, “Interim Financial Reporting”.

for B S R & Co.
Chartered Accountants

Natrajan Ramkrishna
Partner
Membership number: 32815

Mysore
January 12, 2010